INVEST IN **ROVREN**

Making the power of Computer Vision accessible to everyone



rovren.com Salt Lake City UT

Technology | SaaS | AR & VR | AI

LEAD INVESTOR

Majid Tabibzadeh

I have known the Founder of this company for more than a decade. Previously, have invested successfully in several start ups which were subsequently exited for $50 Mil and as high as $165 Mil because of great product offering and equally great executive leadership and vision. I understand and respect his vision, and power of execution. I see their services/product offering as a much needed tool for the space and has a multitude of horizontal and vertical growth model. I believe their company has a tremendous potential for a growth.

Invested $15,000 this round

Notable Investors

Dennis Levitt

Majid Tabibzadeh

Featured Investors

Investors include

Dennis Levitt | Majid Tabibzadeh | Majid Tabibzadeh

Dennis Levitt

Majid Tabibzadeh

Maji

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Highlights

(1) $350M in leadership team exit success, including Netgnix, 3insys, SpeedyClick, and Neopets.

(2) A $45B TAM and 20M computer vision students worldwide. This isn't a minor; this's the big league.

(3) Well beyond a proof-of-concept – Rovren is in use today by leading image-processing professionals.

(4) Replacing complexity with modern technology saves 80% of users' time and cuts costs by 66%.

(5) As AI Computer Vision continues to gain prominence, our solution remains a game-changer.

(6) Working with major research centers like ITRI, University of the Punjab, and more...

Our Team



Ashim Raiani   CEO/CTO

Our CEO is not new to the game. We're talking about the track record of execution in Deeptech, Biotech, Edtech, and Proptech. This isn't his first rodeo!



Daniel Ma   VP of Research, Development, & Engineering Science

Seasoned expert revolutionizing international and national computer vision landscapes. His transformative leadership at US Manufacturing sets the gold standard, positioning him as the visionary architect of a highly successful Computer Vision venture.



Steve Noone   VP of Product Design and Marketplace Vertical

A 15-year SAAS maestro with a portfolio featuring innovation giants like Apartments.com. A UI/UX virtuoso, he excels in streamlining human-computer experiences. Launched game-changing solutions that satisfy market demands while being a joy to use.



Vicky Zhan   Head of East Asia Business Development

As a high-impact Marketing Team Lead at top-tier European and U.S. enterprises like Kontron and Essilor, she's showcased a masterful command of Computer Vision software marketing—serving as a linchpin for unparalleled success.



Shailesh Davara   Vice President Operations (South Asia)

Shailesh is an experienced Vice President of Operations in the IT industry with over 15 years of proven success. He has a track record of effectively leading and managing complex operations, driving continuous improvement, and delivering results.

Why Rovren:

Advanced Computer Vision technology made simple.

Rovren is an online software (SaaS) enabling everyone to create Computer Vision and Machine Learning solutions faster and simpler.

Computer vision is a field of AI that focuses on giving computers the ability to understand and interpret the visual world. It's all about teaching computers to "see" and make sense of images and videos, just like humans do with their eyes and brains.

Rovren brings next-generation computer vision solutions to everyone with broad applications across manufacturing, health care, transportation, and more – it can help doctors identify life-threatening problems in medical scans, helps your car camera keeps your family safe on the road, and ensures your phone screen is defect free before leaving the factory.





Current Computer Vision development tools are stuck in the Stone-Age

What Users Have:

- Steep Software Learning Curve
- Confusing Error Messages
- Tedious Re-Execution Process
- Obsolete Testing Tools
- Confounding Debugging Tools

What Users Need:

- Real-Time Visual Testing Workflow
- Frictionless Development Process
- Feature-Packed Debugging

 **Rapid Execution of Complex Routines**

 **Effortless Image Processing Flow**

What Rovren Delivers:

The Go-To Platform for Streamlined Computer Vision Algorithm Development. Fast, familiar, and hassle-free

Zero-Install Experience

Skip the Python, OpenCV, and Anaconda setup. Start developing algorithms right after signup.

User-Friendly Design

Our platform's ease-of-use ensures a quick learning curve for Image Processing Developers.

No More Bottlenecks

Our real-time response capabilities keep your development flow smooth, focused, and distraction-free. No more uphill battles;

Stay in the Zone

Rovren puts you in the driver's seat so you can optimize your algorithms continuously without mental roadblocks.

Immediate Feedback

Instantly see the impact of parameter changes on your current operation and overall pipeline.

Real-Time Validation

On-the-fly parameter checks mean no more trial and error, streamlining your workflow. With abundant tooltips and brief guides, you can say goodbye to endlessly searching through API documentation.

Rovren Key Benefits:

Our browser-based visual tools slash development cost for Computer vision routines by more than **66%**, which saves more than **$50,000** monthly for a **Team of 10** Computer Vision engineers.

By using Rovren, I cut a 6-month project down to 3 weeks – Senior Computer Vision Engineer at a Fortune 500 company.

Build Computer Vision solutions **5X faster** with Rovren



Created with Rovren - *5X faster*



Conventional methods

> ***Was able to develop a novel Computer Vision algorithm due to the quick trial-and-error testing and debugging.***



Cut software and labor costs by 66% with Rovren
Created with Rovren - 1/3rd the cost
Labor, maintenance, support, library and software cost



Projection For Global Computer Vision Market
17.2
USD BILLION
2023
45.7
USD BILLION
2028
CAGR of
21.5%
The AI in computer vision market is estimated to grow from USD 17.2 Billion in 2023 to USD 45.7 Billion by 2028; growing at a CAGR of 21.5% during the forecast period.
source: marketsandmarkets (2023)

Estimated market Size (USA)

As manufacturing makes its grand return to the US, Rovren's potential market reach – our Serviceable Obtainable Market (SOM) – is set to soar. Jump aboard and experience the upswing with us!



2028
TAM
$15B
SAM
$7.5B
SOM
$800M
2023
TAM
$4.36B
SAM
$2.5B
SOM
$200M
TAM: Total Addressable Market
SAM: Serviceable Addressable Market
SOM: Serviceable Obtainable Market

Our Leadership Team

In mid-2022, Rovren burst onto the scene, co-founded by industry luminaries Ashim Raiani and Daniel Ma. Ashim, a versatile entrepreneur, has an unparalleled track record in diverse sectors like Deeptech, Biotech, Edtech, and Proptech, blending tech-savvy with business acumen. Daniel is a game-changing expert in both global and local Computer Vision landscapes, setting new industry standards with his leadership at US Manufacturing. They're joined by Steve Noone, a 15-year SAAS powerhouse whose work with innovators like Apartments.com has made him a UI/UX sage.

This elite team has since expanded to a dynamic force of 12 top-tier talents, dispersed over four countries and five U.S. states. Collectively, they bring over ten languages to the table. Driven by a singular mission—to revolutionize learning and development in Image Processing across academia and industry—this passionate team is unstoppable in pursuing Rovren's vision.


Ashim Raiani
Co-Founder / CEO / CTO
Daniel Ma
Co-Founder / VP of Science
Steve Noone
VP of Product Design
Shailesh Davara
VP of Operation
Vicky Chan
Business Development
Shiwa Umidzad
Computer Vision Scientist

Why our burn rate is low

- Our code's magic lets one server effortlessly accommodate a million users!
- We are optimized for efficiency across all business units.
- Our finely-calibrated Lean-Agile approach fuels rapid development at a fraction of the cost.

What's Next?

At Rovren we're laser-focused on bringing modern Image Processing tools to the next generation of Computer Vision specialists. Our goal is to get powerful tools into the hands of students, educators, and innovators around the world. We're looking for investors and partners who share our vision for this game-changing technology and want to be part of the Image Processing revolution.

In this investment round, we're seeking enough strategic capital to elevate our platform to the next level. Your backing will enable us to integrate an arsenal of groundbreaking image-processing solutions, amplifying our app's capabilities for both Academic and Developer communities. The endgame? To put our revolutionary software into the hands of tens of millions of users worldwide. Seize the opportunity to be part of this global impact!

Rovren's Mission Statement

At Rovren, our mission is to revolutionize the world of software development and image processing by providing cutting-edge solutions that streamline workflows, reduce wasted time in coder training, and deliver programs with unmatched ease of use. We are committed to empowering businesses and individuals with innovative tools that enable them to unlock their full creative potential while optimizing efficiency and minimizing costs.

Through relentless innovation and a focus on user-centric design, we aim to break down barriers that hinder productivity and elevate the software development process to new heights. Our team of talented engineers, designers, and visionaries collaborates to develop intuitive, user-friendly software that requires minimal training, enabling students and working professionals alike to bring their ideas to life with unprecedented speed and efficiency.

Furthermore, we are dedicated to delivering state-of-the-art image processing solutions that push the boundaries of what's possible. By leveraging the latest advancements in artificial intelligence and computer vision, our software empowers businesses to transform and enhance images effortlessly, saving

valuable time and resources.

At Rovren, we strive to be the catalyst for positive change in the industry, setting new standards for simplicity, effectiveness, and affordability. Our commitment to excellence drives us to continuously improve our products and services, ensuring that our customers experience nothing short of exceptional results.

Ultimately, our success lies in the success of our clients. We measure our achievements by the impact we make in reducing wasted time, lowering costs, and empowering users to generate remarkable outcomes with unparalleled ease. Together, we will shape a future where image processing is accessible, efficient, and serves as a catalyst for progress in every field. Join us on this transformative journey as we reshape the software landscape, one innovative solution at a time.